UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Invitation to attend an extraordinary general meeting of shareholders of TNT N.V. to be held on Monday 27 February 2006 at 3.30 P.M. in Hotel Okura, Ferdinand Bolstraat 333 Amsterdam, the Netherlands, 10 February 2006

Exhibits:

A.	Agenda
B.	Proposed amendment to the Articles of Association of TNT N.V.
C.	Explanation of the proposal to amend the Articles of Association TNT N.V.

 10 February 2006

INVITATION TO ATTEND AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TNT N.V. TO BE HELD ON MONDAY 27 FEBRUARY 2006 AT 3.30 P.M. IN HOTEL OKURA, FERDINAND BOLSTRAAT 333 AMSTERDAM, THE NETHERLANDS

Agenda
1.	Opening by the chairman and announcements
2.	Amendment of the articles of association
3.	Close

The amendment of the articles of association regards a decrease of the authorised capital and several technical amendments. The agenda including explanatory notes and the full text of the proposal to amend the articles of association and explanatory notes are, as per today until the close of the meeting, available for inspection by shareholders and other persons entitled to take part in the meeting, at the headquarters of TNT N.V., Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands, and at the offices of ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, and can there be obtained by them free of charge. The abovementioned documents are also available at www.tnt.com.

Record date and notification
The Board of Management has determined to recognise as persons entitled to take part in and to vote at the meeting, those persons who on 20 February 2006 (the Record Date), following the processing of all additions and withdrawals as at the Record Date, have those rights and are recorded in one of the registers designated thereto by the Board of Management. For holders of ordinary registered shares, the designated register will be the register of shareholders of TNT N.V., that is held by TNT N.V. and states the shareholders on the Record Date. For holders of ordinary bearer shares the designated registers will be the records as per the Record Date of the bank or other institution associated with Euroclear Netherlands that keeps their shares registered in its administration.

As from today holders of ordinary registered shares who wish to attend the meeting in person or by proxy may notify the Board of Management in writing, to be received by the Board of Management ultimately on 20 February 2006.

As from today, holders of ordinary bearer shares who wish to attend the meeting in person or by proxy must, ultimately till 20 February 2006, 5 p.m., notify ING Bank N.V. in writing via their bank or via another institution associated with Euroclear Netherlands that keeps their shares registered in its administration, and have that institution submit confirmation that the relevant shares are registered in their name on the Record Date. They will then be sent an admission ticket.

Proxy and voting instructions
Without prejudice to the above deposit and attendance notification provisions, the meeting and voting rights may be exercised by a written or electronic proxy-holder.

Proxy forms are available free of charge at the offices of TNT N.V. and can also be found on the website www.tnt.com.

The written proxy, also containing voting instructions, must have been received by the Board of Management at the offices of TNT N.V., Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands, or at the offices of ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, ultimately on 22 February 2006, 5 p.m.. The electronic proxy, also containing voting instructions, must be returned electronically no later than on 22 February 2006, 11.59 p.m., via the webpage made available for that purpose on our website www.tnt.com. If you wish to avail yourself of this new possibility, then you should:

1.	Ask your bank to deposit your TNT N.V. shares as described above.
2.	Register via the website www.tnt.com for the electronic proxy and voting instructions.
3.	After which you will receive a password via e-mail that you can use, only in combination with the deposit number you received from your bank, to complete and submit your electronic proxy and voting instructions via the website.
4.	You may submit or change your electronic proxy and voting instructions up to and including 22 February 2006, 11.59 p.m.
5.	Should you decide to personally attend the meeting anyway, you may withdraw your electronic proxy and voting instructions prior to the meeting at the registration desk.

Admittance
Persons entitled to take part in the meeting may be asked for identification prior to being admitted. Persons entitled to take part in the meeting are therefore asked to carry a valid identity document (such as a passport or driving licence).

Supervisory Board
Hoofddorp, 10 February 2006

Exhibit A

TNT N.V.

with its corporate seat in Amsterdam (the Netherlands) invites its shareholders to its Extraordinary General Meeting of Shareholders to be held on Monday
27 February 2006 at 3.30 p.m. in Hotel Okura, Ferdinand Bolstraat
333, Amsterdam

Agenda

1.	Opening by the chairman and announcements
2.	Amendment of the articles of association
3.	Close

Explanatory notes to the agenda

ITEM 2      Amendment of the articles of association

With regard to (i) the resolution of the annual General Meeting of Shareholders of 7 April 2005 concerning the cancellation of 20.7 million ordinary shares, which shares TNT N.V. repurchased from the State of the Netherlands, as well as with regard to (ii) the cancellation of the ordinary shares that TNT N.V. has repurchased and will repurchase in accordance with the repurchase program as announced on 6 December 2005, it is proposed to amend the articles of association in order to decrease the authorised capital.

The full text of the proposal to amend the articles of association and explanatory notes can be obtained free of charge by shareholders and other persons entitled to attend the Extraordinary General Meeting of Shareholders as from 10 February 2006, at the offices of TNT N.V., Neptunusstraat 41-63 in Hoofddorp and of ING Bank N.V., Van Heenvlietlaan 220 in Amsterdam. The full text of the proposal to amend the articles of association and explanatory notes will also be available at www.tnt.com as from 10 February 2006. The proposal shall also include the granting of a power of attorney to each member of the Board of Management, to the secretary of the Board of Management and to each civil-law notary, deputy civil-law notary and notarial assistant of Allen & Overy LLP, attorneys, civil-law notaries and tax consultants in Amsterdam, to apply for the required ministerial certificate of no objections to the draft deed of amendment of the articles of association, and to have the deed of amendment executed.

Attendance of the Extraordinary General Meeting of Shareholders

Record date and notification
The Board of Management has determined to recognise as persons entitled to take part in and to vote at the meeting, those persons who on 20 February 2006 (the Record Date), following the processing of all additions and withdrawals as at the Record Date, have those rights and are recorded in one of the registers designated thereto by the Board of Management. For holders of ordinary registered shares, the designated register will be the register of shareholders of TNT N.V., that is held by TNT N.V. and states the shareholders on the Record Date. For holders of ordinary bearer shares the designated registers will be the records as per the Record Date of the bank or other institution associated with Euroclear Netherlands that keeps their shares registered in its administration.

As from 10 February 2006, holders of ordinary registered shares who wish to attend the meeting in person or by proxy may notify the Board of Management in writing, to be received by the Board of Management ultimately on 20 February 2006.

As from 10 February 2006, holders of ordinary bearer shares who wish to attend the meeting in person or by proxy must, ultimately till 20 February 2006, 5 p.m., notify ING Bank N.V. in writing via their bank or via another institution associated with Euroclear Netherlands that keeps their shares registered in its administration, and have that institution submit confirmation that the relevant shares are registered in their name on the Record Date. They will then be sent an admission ticket.

Proxy and voting instructions
Without prejudice to the above deposit and attendance notification provisions, the meeting and voting rights may be exercised by a written or electronic proxy-holder. Proxy forms are available free of charge at the offices of TNT N.V. and can also be found on the website www.tnt.com.

The written proxy, also containing voting instructions, must have been received by the Board of Management at the offices of TNT N.V., Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands, or at the offices of ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, ultimately on 22 February 2006, 5 p.m. The electronic proxy, also containing voting instructions, must be returned electronically no later than on 22 February 2006, 11.59 p.m., via the webpage made available for that purpose on our website www.tnt.com. If you wish to avail yourself of this new possibility, then you should:

6.	Ask your bank to deposit your TNT N.V. shares as described above.
7.	Register via the website www.tnt.com for the electronic proxy and voting instructions.
8.	After which you will receive a password via e-mail that you can use, only in combination with the deposit number you received from your bank, to complete and submit your electronic proxy and voting instructions via the website.
9.	You may submit or change your electronic proxy and voting instructions up to and including 22 February 2006, 11.59 p.m.
10.	Should you decide to personally attend the meeting anyway, you may withdraw your electronic proxy and voting instructions prior to the meeting at the registration desk.

Admittance
Persons entitled to take part in the meeting may be asked for identification prior to being admitted. Persons entitled to take part in the meeting are therefore asked to carry a valid identity document (such as a passport or driving licence).

Exhibit B

PROPOSED AMENDMENT TO THE
ARTICLES OF ASSOCIATION OF
TNT N.V.,
having its corporate seat in Amsterdam.

Draft dated 10 February 2006.

Office translation

In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will govern by law.

In this document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

The following proposal contains two columns. The text of the current articles of the Articles of Association to be changed is stated in the first column and the text of the proposed new text is stated in the second column. In addition, general explanatory notes explaining the key issues of the proposed changes are available separately.

Current text:			Proposed new text:

CHAPTER I Definitions. Article 1.

In these articles of association the following terms shall have the meanings as assigned below:

a.	general meeting: the body formed by shareholders with voting rights and others holding voting rights;
b.	general meeting of shareholders: the meeting of shareholders and other persons entitled to attend meetings;
c.	depositary receipts: depositary receipts for shares in the company;
d.	distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid and called capital plus the reserves which are required to be held by law;
e.	auditor: a "registeraccountant" or other auditor referred to in section 393 of Book 2 of the Netherlands Civil Code or an organisation in which such auditors work together;
f.	the annual meeting: the general meeting of shareholders convened to consider the financial statements and annual report;
g.	subsidiary:
	-	a legal entity in which the company or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one-half of the voting rights at the general meeting of members or shareholders of that legal entity;
	-	a legal entity of which the company or one or more of its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one-half of the members of the Board of Management or the Supervisory Board, if all persons entitled to vote were to cast their vote;
all this subject to the provisions of paragraphs 3 and 4 of section 24a of Book 2 of the Netherlands Civil Code.
A company operating under its own name, for the debts of which the company or one or more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary;
h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;
i.	dependent company:
	-	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;
	-	a partnership, a (business) undertaking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;
j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;
k.	Rules relating to Securities(Fondsenreglement): the Rules relating to Securities on the stock exchange maintained by Euronext Amsterdam N.V.;		k.	General Rules: the General Rules (Algemeen Reglement) Euronext Amsterdam Stock Market;
l.	Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer) (Euroclear Netherlands);
m.	Necigef-beneficiary: in respect of ordinary

shares, a participant (deelgenoot) in the collective deposit (verzameldepot) of ordinary shares of a Necigef-participant, all within the meaning of the Securities Bank Giro Transfer Act;
n.	Necigef-participant: an institution which is an associated institution (aangesloten instelling) within the meaning of the Securities Bank Giro Transfer Act;
o.	Necigef Global Certificate: the one single share certificate representing all bearer ordinary shares in issue from time to time referred to in article 6, paragraph 2, of these articles of association.
CHAPTER III Capital and shares. Registers. Article 5. Authorised capital. Classes of shares.
1.	The authorised capital amounts to one billion one hundred fifty-two million euros (EUR 1,152,000,000).		1.	The authorised capital amounts to eight hundred sixty-four million euros (EUR 864,000,000).
2.	The authorised capital is divided into two billion four hundred million (2,400,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:		2.	The authorised capital is divided into one billion eight hundred million (1,800,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:
	a.	1,200,000,000 one billion two hundred million ordinary shares;		a.	900,000,000 nine hundred million ordinary shares;
	b.	1 one special share;		b.	1 one special share;
	c.	1,199,999,999 one billion one hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety- nine preference shares B.		c.	899,999,999 eight hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.
3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.
4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.
Article 40. Notice convening a meeting. Agenda.
1.	General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.
2.	Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.

3.	The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of section 99, paragraph 7 of Book 2 of the Netherlands Civil Code, and article 47, paragraph 3.
4.	The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.
5.	The notice convening a meeting shall be given in the manner stated in article 46.
6.	Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.
7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges in Amsterdam at an admitted establishment (toegelaten instelling) by Euronext Amsterdam N.V., to be designated in the notice convening the meeting or at another payment office as referred to in the Rules relating to Securities.		7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the notice convening the meeting.
8.	Holders of shares representing alone or in the aggregate at least one percent (1%) of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to request to the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders.These requests have to be honoured by the Board of Management or the Supervisory Board on the condition: a.that important company interests do not dictate otherwise; and
	b.	that the request is received by the Board of Management or the chairman of the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.
9.	The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.

Exhibit C

EXPLANATION OF THE
PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION
 TNT N.V.,
having its corporate seat in Amsterdam.

     pertaining to the proposal dated 26 January 2006
that will be submitted to the extraordinary general meeting of shareholders to be held on 27 February 2006.

EXPLANATION OF THE PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF TNT N.V.
that will be submitted to the extraordinary general meeting of shareholders to be held on 27 February 2006.

General

It is proposed to amend the articles of association in order to decrease the authorised capital and to incorporate several technical amendments.

Decrease of the authorised capital

With regard to (i) the resolution of the annual general meeting of shareholders of 7 April 2005 concerning the cancellation of 20.7 million ordinary shares, which shares TNT N.V. repurchased from the State of the Netherlands, as well as with regard to (ii) the cancellation of the ordinary shares that TNT N.V. has repurchased and will repurchase in accordance with the repurchase program as announced on 6 December 2005, it is proposed to amend article 5 paragraphs 1 and 2 of the articles of association. Pursuant to Section 67 (4), Book 2 of the Dutch Civil Code, at least 20% of a company's authorised share capital must be issued. Based on this rule of law, only 259,522 shares of the 20.7 million ordinary shares referred to under (i) have effectively been cancelled. In order to fully effectuate the cancellation of shares referred to under (i) and (ii) it is proposed to decrease the authorised capital to EUR 864,000,000, divided into 900,000,000 ordinary shares, 1 special share and 899,999,999 preference shares B, of EUR 0.48 each.

As from the moment of execution of the deed of amendment of the articles of association the remainder of the 20.7 million shares as referred to under (i), being 20,440,478 shares, will be effectively cancelled. The cancellation of the own shares referred to under (ii) will take place in accordance with the provisions of Sections 99 and 100, Book 2 of the Dutch Civil Code.

Technical amendments

-	The definition "Rules relating to Securities" (Fondsenreglement), which does no longer exists in Dutch law, has been replaced by "General Rules" (Algemeen Reglement) (article 1 (k) and article 40 paragraph 7).

Power of attorney to effect the amendments of the articles of association

The proposal to amend the articles of association shall also include the granting of a power of attorney to each member of the Board of Management, to the secretary of the Board of Management and to each (junior) civil law notary and notarial assistant of Allen & Overy LLP, attorneys, civil law notaries and tax consultants in Amsterdam, to apply for the required ministerial certificate of no objection to the draft notarial deed of amendment of articles of association, and to have the notarial deed of amendment of articles of association executed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 14 February 2006